Exhibit 99.1

GENFIT obtains non-dilutive financing of €11 million in the form of a State Guaranteed Loan

Lille, France; Cambridge, MA; June 24, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced the securing of a €11 million non-dilutive loan guaranteed by the French government (known as a State-Guaranteed Loan or Prêt Garanti par l’Etat in French).

The loan, granted in the context of the COVID-19 pandemic by a syndicate of French banks, is 90% guaranteed by the French government with an initial term of one year with repayment options up to six years.

Pascal Prigent, CEO of GENFIT, commented: “GENFIT thanks the French government for creating this financing mechanism as well as the partner banks for their support: BNP Paribas, Natixis, CIC Nord Ouest and Crédit du Nord. This loan contributes to strengthening our financial visibility and enabling us to remain fully committed to the execution of our strategy. I would also like to take this opportunity to remind our shareholders that we are counting on their support to meet the quorum at the Extraordinary General Meeting on June 30, 2021 – the aim of which will be to allow GENFIT to have the tools to accelerate the renewal of the Company’s strategy.”

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. In January 2019, GENFIT signed a licensing agreement with Labcorp® to make NIS4® technology available for use in clinical research through their drug development subsidiary, Covance. In September 2020, GENFIT signed another licensing agreement with Labcorp to commercialize NIS4® in the US and Canada as a Laboratory Developed Test. Since April 2021, Labcorp has commercialized NASHnext™, powered by NIS4®, for use in the clinic. GENFIT also continues to explore opportunities to obtain formal marketing authorization of an in vitro diagnostic (IVD) test supported by NIS4® technology. For more information, please visit: https://nis4.com. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financing. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des Marchés Financiers, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3